UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated May 16, 2016

Buenos Aires, May 16, 2016

Mr. President of

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Lic. Marcos Ayerra

S.      /     D.

Re: Relevant Fact

Dear Sir:

As Officer in Charge of Market Relations of Nortel Inversora S.A. (the “Company”), I hereby notify you that the Company received an authenticated photocopy of a resolution signed by the President of the Permanent Arbitration Court of the Buenos Aires Stock Exchange, Mr. Juan C. Carvajal, and a member of the referred Arbitration Court, Mr. Jorge Armando Rojas, which was delivered to the Company by Ms. María Cecilia Koundukjian, Notary Public, Mat. 4852.

The above referred resolution grants a precautionary measure pursuant to which "the effects of ítem 5 of the Agenda of the Stockholders Meeting held on April 8, 2016, shall be temporarily suspended –while the main procedure initiated by the plaintiffs takes place-, subject to the posting of a surety bond to the satisfaction of the Arbitration Court.”.

In connection with ítem 5 of the Agenda, the Stockholders Meeting granted indemnity to the members and alternate members of the Board of Directors and Supervisory Committee who resigned from their positions as a result of the Company’s change of control, and the former members of the Board of Directors and Supervisory Committee proposed or appointed, directly or indirectly, by the former controlling shareholder, for a term of six years, to the extent and within the scope permitted by applicable law.

The Company believes that this precautionary measure is inadmissible, and will take all corresponding measures.

Without further ado, I take this opportunity to greet you sincerely.

/s/ María de los Ángeles Blanco Salgado

María de los Ángeles Blanco Salgado

Officer in Charge of Market Relations
of Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 16, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations